July 17, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cecilia Blye, Chief

RE:	Comment Letter Dated July 3, 2012

Dear Ms. Blye:

We are writing to respond to the comments set forth in your letter to Mr. Dan Sten Olsson, dated July 3, 2012, with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “20-F”) of Stena AB (publ) (“Stena AB” or the “Company”).

Set forth below are our responses to the Staff’s comments, which have been provided in each case following the text of the numbered comment in your letter.

Comment 1:	Please tell us the nature of the cargoes that vessels you have owned, chartered in or out, and/or managed, have carried to and from each of Iran and Syria since June 17, 2009.
Response:
As mentioned in our letter to you dated June 27, 2012, since June 17, 2009, Stena Bulk AB, a Swedish subsidiary of Stena AB, received charter hire payments from a third party in connection with a vessel that made a port call in Iran, where it loaded light and heavy crude oil.1 Stena AB also received

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1
Upon review of our records to determine the cargo loaded on this voyage, we identified that Northern Marine Management Limited (“NMM UK”), an English subsidiary of Stena AB, also provided technical management services for this vessel during the period that this voyage occurred.

Technical management services include (1) provision of suitably qualified crew for the vessel, (2) provision
(cont'd)

Securities and Exchange Commission
July 17, 2012

charter hire payments from third parties in connection with three vessels that made port calls in Syria, where the vessels loaded vacuum gas oil, and provided commercial management services for one of these voyages.2, 3 Finally, Stena AB chartered in a vessel that made a port call in Iran, where it loaded South Pars condensate.

Stena Bulk AB has not received charter hire payments or management fees in connection with, nor has it chartered in any vessels calling in, Iran or Syria since January 2011.

In addition, since June 17, 2009, NMM UK provided technical management services to four non-Stena vessels that conducted voyages involving port calls in Iran. On ten of these voyages, the vessels loaded propane and/or butane at Kharg Island, Iran, and on one voyage the vessel discharged soybean oil at Bandar Abbas, Iran.4

NMM UK has not provided technical management services to any vessels that have made port calls in Iran since December 2011.

Comment 2:
Please tell us the approximate dollar amount of revenues you received from your direct or indirect contacts related to each of Iran and Syria for the last three years and the subsequent interim period.

Response:
In connection with the voyages mentioned in our response to Comment 1, the Company and its subsidiaries received revenues from direct or indirect contacts related to each of Iran and Syria of approximately $1,252,000, $255,000 and $15,000 for the fiscal years ended December 31, 2009, 2010 and 2011, respectively. The Company and its subsidiaries received no such revenues for the six month period ended June 30, 2012. The Company’s total

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(cont'd from previous page)
of competent personnel to supervise the maintenance and general efficiency of the vessel, (3) arrangement and supervision of dry dockings, repairs, alternations and upkeep of the vessel, (4) arrangement of the supply of necessary stores, spares and lubricating oil, (5) appointment of surveyors and technical consultants, (6) development, implementation and maintenance of a safety management system, (7) establishment of an accounting system and provision of regular accounting services, and (8) maintenance of records of all costs and expenditures.

2	Commercial management services include arranging charters, fuel, documentation and port services, revenue collection and accounting services.
3
Upon review of our records to determine the cargo loaded on these voyages, we determined that NMM UK provided technical management services for these vessels during the period that these voyages occurred.

4	Soybean oil is an agricultural commodity that U.S. companies generally are permitted to ship to Iran. See 31 C.F.R. 560.530(b)(1) (as amended October 12, 2011).
5
NMM UK’s technical management fees accrued on a per diem basis regardless of the location of the vessel, and accordingly did not depend on port calls in Iran or Syria. The revenues disclosed above include the portion of technical management fees related to the time period of the port calls in Iran and Syria calculated on a per diem basis.

Securities and Exchange Commission
July 17, 2012

revenues stated in U.S. dollars for the fiscal years ended December 31, 2009, 2010 and 2011 were $3,885,000,000, $3,912,000,000 and $3,750,000,000, respectively. The Company has not yet reported total revenues for the six month period ended June 30, 2012.

Comment 3:
Please discuss the materiality of your contacts with Iran and Syria, direct or indirect, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

Response:
Based on the revenue figures provided in our response above to Comment 2, the Company does not believe that its limited past activities involving Iran and Syria are material to the Company and its subsidiaries on a quantitative basis. The same is true from a qualitative perspective. As previously stated in our letter to you on June 27, 2012, the Company and its subsidiaries do not currently provide, and do not anticipate providing, goods, fees or services to Iran or Syria. Additionally, the Company and its subsidiaries do not have, and do not anticipate having, agreements, arrangements or other contacts with the governments or entities owned or controlled by the governments of Iran or Syria.6 As noted in our response to Comment 1 above, the Company and its subsidiaries have not engaged in any operations involving contact with Iran or Syria since 2011 and, consistent with current Company policy do not intend to do so for the foreseeable future. In particular, since the beginning of 2011, we have expanded the language in our standard charter agreements to prohibit chartered vessels from operating in any area or country subject to United States, United Nations and/or European Union sanctions, including Iran and Syria, and our standard ship management agreement provides that we may terminate the agreement if the ship owner employs a vessel for which we are providing technical management services in an unlawful trade. These expanded provisions are being included in charter agreements and ship management agreements as they are replaced or renewed. As such, the Company continues to believe that a reasonable investor would not view the Company’s limited activities involving Iran or Syria as having a material

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6
We note that in connection with some of the voyages described herein, Iran or Syria (or entities controlled by Iran or Syria) received fees from port agents hired on behalf of Stena Bulk. These fees related to expenses incidental to the port call, such as port and harbor dues, customs charges and other miscellaneous fees.

Securities and Exchange Commission
July 17, 2012

impact upon the Company’s reputation.

As set forth in the 20-F, all of the Company's shares are held by Dan Sten Olsson and other members of the Sten Allan Olsson family. As a result, the Company continues to believe that there is no basis for concern about an impact on share value.

In light of the scope of the Company’s overall operations compared to its limited activities involving Iran and Syria, and based on the quantitative and qualitative factors set forth above, the Company continues to believe that its limited activities in Iran and Syria should not be reasonably construed as the Company doing business with Iran or Syria or as the Company having ties to Iran or Syria within the context of specific legislation adopted by various states permitting divestment of state pension assets from companies that do business or have ties with countries identified as state sponsors of terrorism. In addition, the nature and value of these services do not appear to meet the criteria for the imposition of sanctions against the Company or its affiliates pursuant to the Iran Sanctions Act, as amended, or similar provisions of U.S. law. Accordingly, the Company continues to believe that its limited activities involving Iran and Syria do not constitute a material investment risk for its security holders.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 011 46 31 85 5148, or Richard Ely of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at 011 44 207 519 7183, if you have any questions with respect to this letter.

Sincerely,

/s/ Staffan Hultgren

Staffan Hultgren
Deputy Chief Executive Officer

Securities and Exchange Commission
July 17, 2012

cc:	Securities and Exchange Commission
Pradip Bhaumik
Max Webb
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
                        Richard A. Ely